SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                Amendment No. 10
                                    --------
                             INTEGRAL SYSTEMS, INC.
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    45810H107
 -------------------------------------------------------------------------------
                                 (CUSIP Number)

                        Fursa Alternative Strategies LLC
                           200 Park Avenue, 54th Floor
                             New York, NY 10166-3399
                                 (212) 922-8200
 -------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 10, 2007
 -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         CUSIP No. 45810H107
-------------------------------------------------------------------------------
         1        NAME OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
                  Fursa Alternative Strategies LLC
                  I.R.S. No.:  13-4050836
-------------------------------------------------------------------------------
         2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)[ ](b)[ ]
------------- -----------------------------------------------------------------
         3        SEC USE ONLY
-------------------------------------------------------------------------------
         4        SOURCE OF FUNDS*
                  WC
--------------------------------------------------------------------------------
         5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) OR 2(e)             [ ]
--------------------------------------------------------------------------------
         6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
--------------------------------------------------------------------------------
         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
--------------------------------------------------------------------------------
         7        SOLE VOTING POWER
                  1,330,000
--------------------------------------------------------------------------------
         8        SHARED VOTING POWER
                  0
--------------------------------------------------------------------------------
         9        SOLE DISPOSITIVE POWER
                  1,330,000
--------------------------------------------------------------------------------
         10       SHARED DISPOSITIVE POWER
                  0
-------------------------------------------------------------------------------
         11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
                  1,330,000
-------------------------------------------------------------------------------
         12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES (see Instructions)                  [ ]
-------------------------------------------------------------------------------
         13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  12.0%
-------------------------------------------------------------------------------
         14       TYPE OF REPORTING PERSON (see Instructions)
                  IA
-------------------------------------------------------------------------------

INTRODUCTION:

Fursa Alternative Strategies LLC, a registered investment advisor ("Fursa" or the "Reporting Person"), which beneficially owns, on behalf of affiliated investment funds and separately managed accounts over which it exercises discretionary authority, approximately 12% of the Common Stock of Integral Systems, Inc. (the "Issuer"), is filing this Amendment No. 10 to Schedule 13D to disclose: (i) that Fursa is demanding inspection of the Issuer's corporate books of account and stock ledger for the purposes of communicating with fellow stockholders regarding matters of mutual interest and concern, including corporate governance matters, via a letter sent to the Issuer's Board, attached hereto as Exhibit A; and (ii) for purposes of advising Fursa in connection with stockholder communications, D.F. King & Company, Inc. has been engaged.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (i) As of January 10, 2007, on behalf of affiliated investment funds and separately managed accounts over which it exercises discretionary authority, Fursa beneficially owns 1,330,000 shares of the Issuer's Common Stock, representing approximately 12.0% of the outstanding Common Stock (based on 11,058,306 shares outstanding as reported by the Issuer on its Form 10-K for its annual period ended September 30,
          2006). There have been no changes in Fursa's interests in the Issuer since the date of its last amendment to Schedule 13D, filed with the SEC on January 5, 2007.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS:

          Exhibit A   Letter of the Reporting Person to the Issuer dated
                      January 10, 2007

     SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 10, 2007

FURSA ALTERNATIVE STRATEGIES LLC,
a Delaware Limited Liability Company

         By: /s/ William F. Harley III
         --------------------------------
         Name:    William F. Harley III
         Title:   Chief Investment Officer